Exhibit 99.2

COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 15, 2008

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Monday, December 15, 2008 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to elect five Directors to serve for the ensuing year or until their successors are elected;

2.	to approve the payment of additional compensation to Directors of the Company;

3.	to approve the compensation terms of Officers who are also Directors of the Company;

4.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2008;

5.	to approve an increase in allotment of Ordinary Shares available under the Company’s pool of options covering its options plans;

6.	to extend the term of the Commtouch Software Ltd. Amended and Restated 1999 Nonemployee Directors Stock Option Plan; and

7.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2007.

Only shareholders who held Ordinary Shares of the Company at the close of business on November 14, 2008 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS GIDEON MANTEL CEO and Chairman of the Board
Netanya, Israel November 18, 2008
WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

 PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 15, 2008

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Monday, December 15, 2008 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 18, 2008 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 14, 2008 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

At the Record Date, 25,909,980 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

PROPOSAL ONE
ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has seven Directors in office. These Directors include Yair Bar-Touv and Yair Shamir, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected for a three-year term of office on March 31, 2008. The current term of Mr. Bar-Touv and Mr. Shamir will expire in 2011, and therefore they are not required to stand for reelection at the Annual Meeting. Shareholders are being asked to reelect the five directors listed below. Aviv Raiz’s nomination is in accordance with the terms of the financing round of October 2005, which allow for the investors of that round to propose a director nominee for so long as they continue to own at least 60% of the Shares purchased in that round. Thus, if all of the Company’s nominees are elected, following the Annual Meeting there will be seven members of the Board in office (including the two Outside Directors).

In accordance with Israel's Companies Law, each of the nominees (as well as the Company's two Outside Directors who are not required to stand for reelection at the Annual Meeting) has certified to the Company that he or she meets all the requirements of Israel's Companies Law for election as a Director of a public company, and possesses the necessary qualifications and has sufficient time, in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Gideon Mantel	49	Chief Executive Officer and Chairman of the Board
Amir Lev	48	President, Chief Technology Officer and Director
Aviv Raiz(1)(4)	50	Director
Hila Karah(1)(3)(4)	39	Director
Lloyd E. Shefsky(2)(3)(4)	67	Director

There is no familial relationship between any of the Directors or executive Officers of the Company.
(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv)
(2)	Member of Audit Committee (in addition to Yair Bar-Touv and Yair Shamir)
(3)	Member of Nominating Committee (in addition to Yair Shamir)
(4)	Determined by the Board to be an independent director pursuant to NASDAQ Marketplace Rule 4200(a)(15). Yair Bar-Touv and Yair Shamir are also independent directors of the Company

 Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer, and in December 2006, he was also appointed as the Chairman of the Board. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Hila Karah has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

As noted above, Yair Bar-Touv and Yair Shamir are the Company’s Outside Directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2011. Biographical information concerning Mr. Bar-Touv and Mr. Shamir follows for information purposes only.

Yair Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes. Mr. Bar-Touv is also the former CEO of Elron Telesoft and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics. Mr. Bar-Touv holds an M.Sc in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc in Electronic Engineering from Ben-Gurion University (1981).

Yair Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries. From 2004 to 2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm. From 1997 to 2005, Mr. Shamir served as Chairman and CEO of VCON Telecommunications Ltd. From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P. From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd. From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force. He currently serves as a director of DSP Group Corporation and also serves as director of other private hi-tech companies. Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Proposal

The shareholders are being asked to elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO
APPROVAL OF ADDITIONAL COMPENSATION TO DIRECTORS

Background

Since the Company’s IPO, Company non-employee Directors have been compensated for their services by way of option grants. Currently, the Company grants new non-employee Directors options to purchase 50,000 Shares and, upon reelection, the Company grants continuing non-employee Directors options to purchase 16,667 Shares. Given the significant drop in the Company’s share price, many of the previous option grants issued to non-employee Directors are out of the money, and there is no guarantee that upcoming option grants, once vested (in part or in whole), will result in any compensation to the Company's non-employee Directors. Therefore, the Company is proposing to approve a cash compensation component in addition to the option grant compensation, as is common in other public companies in the sector in which the Company operates.

Under Israel’s Companies Law, the compensation terms of Directors of the Company require shareholder approval. Therefore, the payment to non-employee Directors of cash compensation is subject to this shareholder approval requirement.

Proposal

Subject to the election of the Directors as proposed in Proposal No. 1, shareholders are being asked to approve the payment to non-employee Directors of cash compensation, in addition to the aforementioned option grants, in the amount to be presented at the Annual Meeting, as recommended by the Compensation Committee and approved by the Audit Committee and Board.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the cash compensation terms for non-employee Directors (i.e. Directors other than the CEO and President), as recommended by the Compensation Committee and approved by the Audit Committee and Board, are hereby approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

   The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
APPROVAL OF COMPENSATION TERMS OF
CERTAIN OFFICERS WHO ARE ALSO DIRECTORS

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Gideon Mantel is both the Chairman of the Board and the Chief Executive Officer of the Company. Amir Lev, who is a Director of the Company, is also the President and Chief Technology Officer of the Company. Therefore, subject to their election as directors, their compensation is subject to this shareholder approval requirement.

Proposal

The shareholders are being asked to approve the compensation terms of these Officers for their services as Officers for calendar year 2009, in the amounts to be presented at the Annual Meeting, as recommended by the Compensation Committee and approved by the Audit Committee and Board. This approval will continue in effect for subsequent years as long as such compensation is not increased.

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that the compensation terms for Gideon Mantel and Amir Lev, who are both Officers and Directors of the Company, are hereby approved.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR
RATIFICATION OF APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2008. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2008 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2008 is hereby ratified, and the Company’s Board of Directors (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

   The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FIVE
APPROVAL OF INCREASE IN ALLOTMENT OF SHARES AVAILABLE UNDER THE POOL OF
OPTIONS COVERING THE COMPANY’S OPTIONS PLANS

Background

Option grants continue to be an integral part of the compensation terms offered to employees, both in terms of retention of current employees and enticing prospective employees to join the Company.

All of the Company’s stock option plans are covered under one pool of options which, as of the date of this Proxy, has available for issuance approximately 515,719 options exercisable into a like number of Shares. According to the Company’s estimates, and taking into account grants to be issued towards the end of this year, there may be a need for additional options to be available for grant. The pool of options was last increased at the annual meeting of shareholders held on December 14, 2007, at which shareholders approved an increase of 500,000 options.

NASDAQ Marketplace Rule 4350(i)(1)(A) requires shareholder approval if a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

Proposal

Shareholders are being asked to approve an increase in the number of Shares allotted to the pool of options by 1,200,000 Shares.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that an increase in the number of Shares allotted to the pool of options by 1,200,000 Shares, is hereby approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL SIX
APPROVAL OF EXTENSION OF THE COMPANY’S
AMENDED AND RESTATED 1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

Background

As noted above, Israel’s Companies Law requires that the compensation of directors be submitted to shareholders for approval, and NASDAQ Marketplace Rule 4350(i)(1)(A) requires shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

The Company issues options to non-employee Directors in accordance with the Amended and Restated 1999 Nonemployee Directors Stock Option Plan (“Plan”), though due in large measure to Israeli tax considerations, Israeli based non-employee Directors receive their options under the Amended and Restated Israeli Share Option Plan. Nevertheless, in order to maintain the equality of treatment of all non-employee directors, the principal terms of the Plan govern Israeli non-employee Director grants.

The Plan was approved by the Board on April 18, 1999 and by shareholders of the Company on June 8, 1999, effective July 13, 1999, and is set to terminate automatically on the tenth anniversary of the effective date (July 13, 2009).

Proposal

Shareholders are being asked to approve a ten year extension of the Plan, that is through July 13, 2019.

It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that an extension of ten years to the term of the Company's Amended and Restated 1999 Nonemployee Directors Stock Option Plan until July 13, 2019, is hereby approved.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2007

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2007. The Annual Report on Form 20-F of the Company for the year ended December 31, 2007, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the Annual Meeting.

Dated: November 18, 2008